UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014, AS IT FORMS PART OF UNITED KINGDOM DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED) (“UK MAR”)

Santander UK plc announces cash tender offer

September 13, 2021 — Santander UK plc (the “Offeror”) announces the launch of an offer to purchase for cash any and all of its outstanding 7.950% Term Subordinated Securities due October 26, 2029 (the “Securities” and such offer, the “Any and All Offer”).

The Offeror is making the Any and All Offer on the terms and subject to the conditions set forth in the offer to purchase dated September 13, 2021 (the “Offer to Purchase”). The Offer to Purchase is available, subject to eligibility confirmation and registration, from the Any and All Offer Website: https://deals.lucid-is.com/santander. Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Any and All Offer will expire at 5:00 p.m., New York City time, on September 17, 2021, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as the same may be extended, the “Expiration Deadline”). Holders who validly tender their Securities may withdraw such Securities at any time prior to 5:00 p.m., New York City time, on September 17, 2021 (such time and date, as the same may be extended, the “Withdrawal Deadline”).

To participate in the Any and All Offer, and be eligible to receive the Total Consideration, Holders must validly tender and not validly withdraw their Securities so that they are received by the Information and Tender Agent at or prior to the Expiration Deadline (as the same may be extended), or deliver a properly completed and duly executed notice of guaranteed delivery by no later than 5:00 p.m., (New York City time) on September 21, 2021, which is the second Business Day after the Expiration Deadline (as the same may be extended), in accordance with the guaranteed delivery procedures described in the Offer to Purchase.

The following table sets forth certain terms of the Any and All Offer:

Title of Securities	Issuer	Securities Codes	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)
7.950% Term Subordinated Securities due October 26, 2029	Santander UK plc	ISIN: US002920AC09 CUSIP: 002920AC0	U.S.$221,135,000	1.25% U.S. Treasury Security due August 15, 2031	PX1	125

The Total Consideration will be calculated in the manner set out in the Offer to Purchase, with reference to the Purchase Yield being the sum of (i) the Fixed Spread specified in the table above and (ii) the Reference Yield based on the bid side price of the Reference Treasury Security specified above as reported on Bloomberg Reference Page PX1 at 11:00 a.m. (New York City time) on September 17, 2021.

In addition to the Total Consideration, Holders whose Securities are accepted for purchase will also be eligible to receive a cash payment representing accrued and unpaid interest from, and including, the last interest payment date for the Securities up to, but excluding, the Settlement Date (as defined below). The “Settlement Date” will occur promptly after the Expiration Date and is expected to be on or about September 22, 2021 (subject to extension). The Guaranteed Delivery Settlement Date for Securities tendered using guaranteed delivery procedures is expected to be on or about September 22, 2021 (subject to extension).

The Total Consideration and the Accrued Interest Payment for Securities validly tendered pursuant to the Any and All Offer at or prior to the Expiration Deadline, and accepted for purchase, will be paid to Holders on the Settlement Date or in the case of Securities accepted for purchase pursuant to the guaranteed delivery procedures, on the Guaranteed Delivery Settlement Date. In the case of Securities that are tendered according to the guaranteed delivery procedures, no additional Accrued Interest Payment will be payable in respect of the period after the Settlement Date for tenders for Securities that have been tendered not using the guaranteed delivery procedures.

Subject to applicable law and the terms and conditions of the Offer to Purchase, the Offeror may terminate the Any and All Offer, waive any or all of the Conditions prior to the Expiration Deadline, extend the Expiration Deadline, or amend the terms of the Any and All Offer.

The Any and All Offer, to the extent accepted, will enable the Offeror to optimize its capital and funding structure in line with the evolving environment.

None of the Offeror, the Dealer Managers or the Information and Tender Agent (nor any director, officer, employee, agent or affiliate of any such person) makes any recommendation whether Holders should tender or refrain from tendering Securities in the Any and All Offer. Holders must make their own decision as to whether to tender Securities and, if so, the principal amount of the Securities to tender.

The Offeror has retained J.P. Morgan Securities LLC and Santander Investment Securities Inc. to act as the Dealer Managers for the Any and All Offer, and Lucid Issuer Services Limited to act as the Information and Tender Agent for the Any and All Offer. Questions regarding procedures for tendering Securities may be directed to Lucid Issuer Services Limited at +44 (0) 20 7704 0880 or by email at santander@lucid-is.com. Additionally, the Any and All Offer material is available at https://deals.lucid-is.com/santander. Questions regarding the Any and All Offer may be directed to (i) J.P. Morgan Securities LLC at (within the United States) +1 212 834 4045 (U.S. collect) or +1 (866) 834 4666 (U.S. toll free) / (outside the United States) +44 207 134 2468 or by email to liability_management_EMEA@jpmorgan.com; and (ii) Santander Investment Securities Inc. at +1 212 940 1442 (U.S. collect) or +1 855 404 3636 (U.S. toll free).

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security (including the Securities). No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Any and All Offer are only being made pursuant to the Offer to Purchase. Holders are urged to carefully read the Offer to Purchase before making any decision with respect to the Any and All Offer.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by the Offeror, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is released by Santander UK plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of UK MAR, encompassing information relating to the Any and All Offer described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended), this announcement is made by Tom Ranger, Treasurer at Santander UK plc.

Offer and Distribution Restrictions

United Kingdom

The communication of this announcement is not being made, and has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000.

The Offer to Purchase has been issued by Santander UK plc of 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom. Santander UK plc is authorised and regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority. The Offer to Purchase is being distributed only to existing Holders of the Securities, and is only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules. The Offer to Purchase is not addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on it. Recipients of the Offer to Purchase should note that the Offeror is acting on its own account in relation to the Any and All Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Any and All Offer.

In addition, the communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Any and All Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”) and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act on or rely on this announcement, the Offer to Purchase or any of its contents.

France

The Any and All Offer is not being made, directly or indirectly, to the public in France. None of the announcement, the Offer to Purchase or any other documents or offering materials relating to the Any and All Offer, has been or shall be distributed to the public in France and only qualified investors (as defined in Article 2(e) of Regulation (EU) 2017/1129) are eligible to participate in the Any and All Offer. This announcement has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase or any other document or materials relating to the Any and All Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Any and All Offer is being carried out in Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Securities that are resident and/or located in Italy can tender Securities for purchase in the Any and All Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Any and All Offer.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Securities, and tenders of Securities in the Any and All Offer will not be accepted from Holders, in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Any and All Offer to be made by a licensed broker or dealer and either of the Dealer Managers or either of the Dealer Managers’ respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Any and All Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements that reflect the Offeror’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Offeror and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Offeror cannot guarantee that any forward-looking statement will be realized, although they believe they have been prudent in their respective plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Offeror undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Rebecca Nind
Name:	Rebecca Nind
Title:	Authorized Signatory

Date:      September 13, 2021